Exhibit (a)(11)
ANNEX I

OPTION CARE, INC.
485 HALF DAY ROAD, SUITE 300
BUFFALO GROVE, IL 60089

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about July 17, 2007 to holders of record of common stock, par value $0.01 per share, of the Company (the “Shares”) as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Option Care, Inc. (“Option Care” or the “Company”) with respect to the tender offer by Bison Acquisition Sub Inc., a Delaware corporation (“Purchaser”), and a wholly-owned subsidiary of Walgreen Co., an Illinois corporation (“Walgreens”), for all of the issued and outstanding Shares. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Walgreens to at least a majority of the seats on the Board of Directors of the Company (the “Company Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of July 2, 2007, as such may be amended from time to time (the “Merger Agreement”), among Walgreens, Purchaser and the Company.

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on July 17, 2007, to purchase all of the issued and outstanding Shares at a purchase price of $19.50 per Share, net to the seller in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (the offer reflected by such Offer to Purchase and Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, on August 13, 2007, at which time if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed with the Schedule 14D-9 to Option Care stockholders and are filed as exhibits to the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission (the “SEC”) on July 17, 2007.

The Merger Agreement provides that promptly upon the acceptance for payment of any Shares pursuant to the Offer, Walgreens shall be entitled to designate such number of members of the Company Board (the “Walgreens Designees”) as will give Walgreens, subject to compliance with Section 14(f) of the Exchange Act of 1934 as amended (the “Exchange Act”), representation equal to at least that number of directors, rounded up to the next whole number, which is the product of (i) the total number of directors (giving effect to the directors elected pursuant to this sentence) multiplied by (ii) the percentage that (A) such number of Shares beneficially owned by Walgreens and Purchaser at such time (including shares so accepted for payment) bears to (B) the number of Shares outstanding, and the Company shall, at such time, cause such designees to be so elected; provided, that in no event shall Walgreens have any right to designate any member of the Company Board until Walgreens beneficially owns a majority of the total outstanding voting power of the Shares on a fully diluted basis. As a result, Walgreens will have the ability to designate a majority of the Company Board following consummation of the Offer. In furtherance of the foregoing, the Company has agreed, subject to applicable law, to take all actions necessary, including increasing the size of the Company Board or securing the resignations of such number of the Company’s incumbent directors, or both, to enable Walgreens’ designees to be so elected or appointed to the Company Board following the consummation of the Offer.

In the event that the Walgreens’ Designees are appointed or elected to the Company Board prior to the Effective Time, such board of directors shall have at least two directors who (i) were directors of the Company on the date of the Merger Agreement, or a successor to either such director who is not an affiliate, representative or designee of Walgreens or Purchaser, or (ii) who are not affiliates, representatives or designees of Walgreens or Purchaser (the “Continuing Directors”). Following the election or appointment of the Walgreens’ Designees to the Company Board, and until the Effective Time, the approval of a majority of the Continuing Directors shall be required to authorize: (A) any amendment to or termination of the Merger Agreement on behalf of the Company; (B) any extension of time for the performance of any of the obligations or other acts of Walgreens or the Purchaser pursuant to the Merger Agreement; (C) any waiver of compliance with any covenant or obligation of Walgreens or the Purchaser or any condition to any obligation of the Company or any waiver of any right of the Company under the Merger Agreement; and (D) any other action by the Company in connection with the Merger Agreement or the transactions contemplated thereby required to be taken by the Company Board.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of Purchaser’s designees to the Company Board. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement (including information herein incorporated by reference) concerning Walgreens, Purchaser and Purchaser’s designees has been furnished to the Company by Walgreens, and the Company assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES

Purchaser has informed the Company that it will choose its designees for the Company Board from the list of persons set forth below. In the event that additional designees of Purchaser are required in order to constitute a majority of the Company Board, such additional designees will be selected by Purchaser from among the directors and executive officers of Walgreens and Purchaser contained in Schedule I of the Offer to Purchase, which is incorporated herein by reference. The following table, prepared from information furnished to the Company by Walgreens, sets forth, with respect to each individual who may be designated by Purchaser as one of its designees, the name, age of the individual as of July 13, 2007, present principal occupation and employment history during the past five years. Walgreens has informed the Company that each such individual (unless otherwise specified) is a U.S. citizen and has consented to act as a director of the Company if so appointed or elected. Unless otherwise indicated below, the business address of each such person is Walgreen Co., 200 Wilmot Road, Deerfield, Illinois 60015.

Walgreens and Purchaser have informed the Company that none of the individuals listed below has, during the past five years, (i) been convicted in a criminal proceeding, (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under Federal bankruptcy laws or any state insolvency laws or has had a receiver appointed to the person’s property or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice. None of the individuals below is related to any other nominee or to any executive officer of the Company.

Current Principal Occupation and
Name	Age	Five-Year Employment History

Allan M. Resnick	60	•	Divisional Vice President of Walgreens since July 1998, and Assistant Secretary of Walgreens since January 1989.
Robert G. Zimmerman	55	•	Vice President of Walgreens since April 2006
		•	Chief Administration and Finance Officer, Walgreens Health Initiatives, Inc. since April 2006
		•	Divisional Vice President, Walgreens Health Initiatives, Inc. September 2001 to April 2006
John W. Gleeson	60	•	Senior Vice President of Walgreens since February 2004
		•	Chief Strategy Officer of Walgreens since April 2007
		•	Treasurer of Walgreens since February 2002 until April 2007
		•	Vice President of Walgreens since February 2000 to February 2004
Stanley B. Blaylock	43	•	Divisional Vice President of Walgreens and Senior Vice President of Specialty Pharmacy and Home Care for Walgreens Health Services, a division of Walgreens since January 2007
		•	President, since June 2005, and Chief Executive Officer, since October 2005, of Medmark Specialty Pharmacy Solutions, which was acquired by Walgreens in August 2006
		•	Executive Vice President, Chief Financial Officer and Chief Administrative Officer of Medmark Specialty Pharmacy Solutions from August 2003 to June 2005
		•	Global Co-Head of Health Care Investment Banking for Deutsche Bank Alex. Brown from 1999 to 2002.

Walgreens and Purchaser have advised the Company that none of the designees listed above is currently a director of, or holds any position with, the Company. Walgreens and Purchaser have advised the Company that none of the designees listed above or any of his or her affiliates (i) has a familial relationship with any directors or executive officers of the Company or (ii) has been involved in any transactions with the Company or any of its directors, officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission, except as may be disclosed herein.

CERTAIN INFORMATION REGARDING THE COMPANY

Our Shares are the only class of voting securities of the Company outstanding. Each share of our Shares has one vote. As of close of business on July 10, 2007, there were 34,590,425 Shares outstanding.

INFORMATION CONCERNING CURRENT OFFICERS AND DIRECTORS OF THE COMPANY

Officers and Directors

The following table identifies the nominee for election a director of the Company, each continuing director and each executive officer of the Company. The information in this table is as of July 11, 2007. None of the individuals listed below has, during the past five years, (i) been convicted in a criminal proceeding, (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under Federal bankruptcy laws or any state insolvency laws or has had a receiver appointed to the person’s property or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice. None of the individuals below is related to any other nominee or to any executive officer of the Company.

			Has Served
		Positions or Offices	Continuously
Name	Age	with the Company	Since

Director with Term Ending in 2010
Jerome F. Sheldon	72	Director	1991
Directors with Terms Ending in 2009
Kenneth S. Abramowitz	56	Director	2002
John N. Kapoor, Ph.D.	63	Chairman of the Board of Directors	1990
Rajat Rai	40	Director, President and Chief Executive Officer	2001
Directors with Terms Ending in 2008
Edward A. Blechschmidt	54	Director	2005
Leo Henikoff, M.D.	68	Director	2001
Executive Officers
Joseph P. Bonaccorsi	43	Senior Vice President, Secretary and General Counsel	2002
Paul Mastrapa	42	Senior Vice President and Chief Financial Officer	2002

Directors

Kenneth S. Abramowitz has served as a director since September 2002. Mr. Abramowitz is a Managing General Partner and co-founder of New Global Network (NGN) Capital, a $250 million worldwide healthcare venture capital fund. Mr. Abramowitz served at The Carlyle Group from 2001 to 2003 as a Managing Director for the Healthcare Team, focused on U.S. buyout opportunities in the healthcare industry. Prior to that, Mr. Abramowitz worked as an Analyst at Sanford C. Bernstein & Company where he covered the medical supply, hospital management and Health Maintenance Organization (HMO) industries for 23 years. Mr. Abramowitz currently sits on the Board of Directors of EKOS Corporation, OptiScan Biomedical Corporation, Power Medical Interventions, Inc., Sightline Technologies Ltd., and Small Bone Innovations, LLC.

John N. Kapoor, Ph.D., is the Chairman of the Company’s Board of Directors, a position he has held since October 1990. Dr. Kapoor served as the Company’s Chief Executive Officer from August 1993 to April

1996 and from June 2000 to March 2001. Dr. Kapoor also served as the Company’s President from August 1993 through October 1993 and from January 1995 through February 1996 and as Chief Executive Officer and President from March 1991 to May 1991. Since 1990, Dr. Kapoor has served as President of EJ Financial Enterprises, Inc., a provider of funds and strategic advice and consulting services to health care companies that are in the early stages of their lifecycle and display high growth potential. Dr. Kapoor is Chairman of the Board of Directors of each of Introgen Therapeutics Inc., Akorn, Inc. and NeoPharm, Inc.

Rajat Rai has served as a director since May 2001 and as the Company’s Chief Executive Officer since April 2001. Mr. Rai served as President of the Company from June 2000 through May 2003, and since June 2006. Prior to that, Mr. Rai held various positions with the Company since August 1992, including Chief Operating Officer from August 1999 to April 2001.

Edward A. Blechschmidt was appointed to the Board of Directors in November 2005. He is currently serving as acting chief executive of Novelis, having been appointed to this position January 2, 2007. He has been a director of Novelis since June 2006. Mr. Blechschmidt was chairman, chief executive officer and president of Gentiva Health Services, Inc. from March 2000 until his retirement in June 2002. He remained a director until May 2005. Prior to joining Gentiva, Mr. Blechschmidt served as chief executive officer and a director of Olsten Corporation, the conglomerate from which Gentiva was spun off and taken public. He was also president of Olsten Corporation from October 1998 to March 1999. In addition, he served as president and chief executive officer of Siemens Nixdorf Americas and Siemens Pyramid Technologies from July 1996 to October 1998. Prior to these positions, Mr. Blechschmidt spent more than 20 years with Unisys Corporation, including serving as its chief financial officer. He is currently a director of HealthSouth Corp., Lionbridge Technologies, Inc., and Columbia Laboratories, Inc.

Leo Henikoff, M.D., has served as a director since November 2001. Dr. Henikoff has served as a Professor of Internal Medicine and Pediatrics at Rush-Medical College since July 1984 and President Emeritus of Rush University in Chicago, Illinois since February 2002. From July 1984 to February 2002, Dr. Henikoff served as President and Chief Executive Officer of Rush-Presbyterian-St. Luke’s Medical Center in Chicago, Illinois; President and Chairman of the Rush System of Health, a six-hospital system in the Chicago area; and President of Rush University. Dr. Henikoff is also currently a director of Harris Financial Corporation and Sentry Insurance.

Jerome F. Sheldon has served as a director since November 1991. Mr. Sheldon was founder, Chairman and Chief Executive Officer of Lamar Snowboards, a manufacturer and distributor of snowboard products, from August 1991 until his retirement in July 1998. Mr. Sheldon was President and Chief Executive Officer of Medicine Shoppe International, Inc., a franchisor of retail pharmacies, from March 1980 to June 1990, and was a director of this company from March 1980 to February 1991. Mr. Sheldon has served as Chairman of the Board of First Dental Health since 1998.

Information Concerning the Board of Directors

During the year ended December 31, 2006, the Company’s Board of Directors met 8 times, including four regularly scheduled meetings and four special meetings. During 2006, each director attended at least 75% of the aggregate of all meetings of the Board of Directors and all meetings of committees of which he was a member. The Company does not have a formal policy with respect to director attendance at annual meetings. All continuing directors and nominees for director attended the Company’s 2006 Annual Meeting of Stockholders.

Standing Committees

To better and more efficiently discharge its fiduciary duties to stockholders, the Board has delegated special responsibility and authority with respect to various matters to committees, each of which should have a minimum of three members drawn from the full Board of Directors. The standing committees of the Board include the Audit Committee, the Compensation and Stock Incentive Committee (the “Compensation Committee”), and the Nominating and Corporate Governance Committee. The Board has adopted a charter for each committee. These charters are available at the Company’s website, www.optioncare.com.

Audit Committee.  The Audit Committee has complete authority over the selection, direction and compensation of the Company’s independent registered public accounting firm. This authority extends to establishing the scope of the audit, determining compensation, approving all non-audit services and monitoring auditor independence. The Audit Committee has assumed formal responsibility for final approval of the Company’s critical accounting policies and for monitoring the continued propriety of the methods employed by the Company in connection with significant estimates and accruals. The Audit Committee also participates in, oversees and has other involvement with numerous processes designed to enhance the quality of the Company’s financial information, including the Company’s internal controls. The Audit Committee reviews all financial disclosure documents and discusses these documents with both management and the Company’s independent registered public accounting firm prior to public release. Finally, the Audit Committee monitors the Company’s adherence to the Company’s corporate compliance program and general corporate policies. Throughout 2006, the members of the Audit Committee were Messrs. Abramowitz and Sheldon and Dr. Henikoff. On May 4, 2007, Mr. Blechschmidt replaced Mr. Sheldon as a member of the Audit Committee. Each member of the Audit Committee is independent as that term is defined by the listing standards of the Nasdaq Stock Market, LLC. The Board has determined that Mr. Abramowitz satisfies the requirements for an “audit committee financial expert” under the current rules of the Securities and Exchange Commission. The Audit Committee met five times during 2006.

Compensation and Stock Incentive Committee.  Although primary authority to establish and review performance standards and set compensation levels below the senior officer level has been delegated to the Company’s Chief Executive Officer, his decisions remain subject to oversight and review by the Compensation and Stock Incentive Committee (“Compensation Committee”). The function of the Compensation Committee is to determine the annual salary, bonus and other benefits of selected senior officers of the Company and establish and review, as appropriate, performance standards under compensation programs for senior officers. The Compensation Committee also serves as administrator for the Company’s Amended and Restated Stock Incentive Plan (1997) and the 2007 Incentive Plan. Throughout 2006, the members of the Compensation Committee were Dr. Henikoff and Mr. Sheldon. In February 2006, Mr. Blechschmidt was appointed to also serve on the Compensation Committee. On May 4, 2007, Mr. Abramowitz replaced Mr. Henikoff as a member of the Compensation Committee. Each member of the Compensation Committee is an independent director as defined in the listing standards of The Nasdaq Stock Market. The Compensation Committee met a total of four times during 2006.

Nominating and Corporate Governance Committee.  The members of the Nominating and Corporate Governance Committee are Messrs. Abramowitz and Sheldon and Dr. Henikoff. The purpose of the committee is to assist the Board of Directors in identifying qualified individuals to become board members, nominating directors to serve on and to chair the Board committees, periodically reviewing director compensation and benefits, and improving the Company’s corporate governance guidelines. Each member of the Nominating and Corporate Governance Committee is an independent director as defined by the listing standards of The Nasdaq Stock Market. The Nominating and Corporate Governance Committee met two times during 2006.

Director Nominee Criteria and Process

The Board of Directors is responsible for approving candidates for Board membership. The Board has delegated the screening and recruitment process to the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee believes that the criteria for director nominees should ensure effective corporate governance, support the Company’s strategies and businesses, account for individual director attributes and the effect of the overall mix of those attributes on the Board’s effectiveness, and support the successful recruitment of qualified candidates to the Board.

Qualified candidates for director are those who, in the judgment of the Nominating and Corporate Governance Committee, possess all of the personal attributes and a sufficient mix of experience as described below to assure effective service on the Board. Personal attributes of a Board candidate considered by the Nominating and Corporate Governance Committee include: leadership, personal ethics, independence, interpersonal skills and effectiveness. The experience of a Board candidate considered by the Nominating and

Corporate Governance Committee include: financial acumen, general business experience, industry knowledge, diversity of view points, special business experience and expertise.

The Nominating and Corporate Governance Committee may receive recommendations for Board candidates from various sources, including recommendations from directors, executive officers and stockholders. A stockholder wishing to nominate a candidate for election to the Board at the annual meeting is required to give written notice to the Secretary of the Company of his or her intention to make a nomination. To be considered timely, such notice shall be delivered to or mailed to and received by the Secretary not less than 60 days and not more than 90 days before the first anniversary of the preceding year’s annual meeting, provided, however, in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be delivered not earlier than the close of business on the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the close of business on the 10th day following the day on which public announcement of the date of such meeting is first made by the Company. A stockholder’s notice to the Secretary shall contain, for each person nominated for election or reelection as director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. Such information shall include, but not be limited to, the nominee’s name, age and qualifications for serving as director, including relevant experience and education background, and the nominee’s written consent to being named in the proxy statements as a nominee and to serving as a director if elected. In addition, the stockholder giving notice must provide his or her name and address, and the name and address of such beneficial owner, if any, on whose behalf the proposal is made, as well as the number of shares of the Company’s common stock that are owned beneficially and of record by such stockholder and such beneficial owner.

Stockholder Communications to Directors

Any stockholder interested in communicating with the Board of Directors as a group, or an individual member of the Board of Directors, may do so by writing c/o Joseph P. Bonaccorsi, Senior Vice President, Secretary and General Counsel, Option Care, Inc., 485 Half Day Road, Suite 300, Buffalo Grove, Illinois, 60089. All communications to the Board of Directors or a specified individual director will be provided to the Board of Directors, or the specified individual director, at the next Board meeting following receipt of the communication. However, if the Secretary determines the nature of the communication requires the immediate attention of the Board of Directors or the specified individual director, the communication will be provided as soon as reasonably possible. Such correspondence will not be screened and will be forwarded in its entirety.

Executive Officers

Joseph P. Bonaccorsi joined Option Care in January 2002 as Senior Vice President, Secretary and General Counsel. Prior to joining Option Care, Mr. Bonaccorsi was a partner at the Chicago law firm of Sanchez & Daniels, where he practiced from 1993 to 2001.

Paul Mastrapa rejoined Option Care, Inc. as a Senior Vice President and Chief Financial Officer in February 2002. Previously, Mr. Mastrapa held key senior level positions responsible for the financial management, business development, and operations of several healthcare service companies. Mr. Mastrapa founded and served as Chief Executive Officer for AdvoLife, a venture capital-backed provider of private pay chronic care management services to seniors, leading the company to profitability. In 1991, Mr. Mastrapa joined Option Care, where he supported the IPO process, acquisitions, and financial management needs of the company during the early 1990’s. He began his career at Ernst & Young LLP in Chicago.

Key Employees

Bruce Kutinsky joined the Company as an Area Vice President 1997. In 1998 he was promoted to Vice President of Operations for Option Care Enterprises, Inc. (OCE) and in 2000 was promoted to Senior Vice President of OCE. In June 2001, Dr. Kutinsky was promoted to Chief Operating Officer of the Company. As of October 2002, he took on the role of Executive Vice President, Specialty Pharmacy, with responsibility for growing the Company’s specialty pharmacy business. Dr. Kutinsky has a doctor of pharmacy degree from the University of Michigan and is a registered pharmacist in the state of Michigan.

Lori Zsitek joined Option Care in 1990. Ms. Zsitek has held numerous sales and operating roles within the company inclusive of direct nursing care, sales, general management, regional business development and regional operational management. Ms. Zsitek has been the Vice President of Operations for the Home and Specialty Infusion division since January 2007. Ms. Zsitek is a registered nurse by background and started her career as a hospital critical care nurse.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth information regarding the amount of Shares beneficially owned, as of July 10, 2007, by (i) each director of the Company, (ii) each nominee for election as a director of the Company, (iii) each named executive officer, (iv) all directors and executive officers of the Company as a group and (v) any person who is known by us to beneficially own 5% or more of our Shares.

		Percent of
		Outstanding
		Shares
	Number of Shares	Beneficially
Name and Address(1)	Beneficially Owned(2)	Owned(3)

Rao Akella(4)	4,263,878	11.8%
FMR Corporation(5)	3,415,694	9.5%
John N. Kapoor, Ph.D.(6)	3,305,173	9.2%
Wellington Management Company, LLP(7)	3,151,275	8.7%
Lord Abbett & Co., LLC(8)	2,888,488	8.0%
Mellon Financial Corporation(9)	2,540,184	7.0%
Fiduciary Management, Inc.(10)	2,335,950	6.5%
Rajat Rai	1,000,358	2.8%
Kenneth S. Abramowitz	105,563	*
Edward A. Blechschmidt	65,000	*
Joseph P. Bonaccorsi	91,416	*
Leo Henikoff, M.D.	118,126	*
Paul Mastrapa	208,420	*
Jerome F. Sheldon	73,125	*
All directors and executive officers as a group (8 persons)	4,967,181	13.8%

*	Less than 1%

(1)	Except as otherwise indicated, each individual has sole voting and investment power over the shares listed beside his or her name. The address for each person is 485 Half Day Road, Suite 300, Buffalo Grove, Illinois, 60089.

(2)	Includes the following shares that such persons may acquire upon the exercise of options exercisable within 60 days of July 10, 2007: Mr. Abramowitz — 104,063 shares; Mr. Blechschmidt — 60,000 shares; Mr. Bonaccorsi — 80,313 shares; Dr. Henikoff — 118,126 shares; Mr. Mastrapa — 207,266 shares; Mr. Rai — 902,996 shares; Mr. Sheldon — 30,000 shares; and all directors and executive officers as a group — 1,461,514 shares.

(3)	The percentage calculations for beneficial ownership are based upon 34,590,425 Shares issued and outstanding as of July 10, 2007 plus for each person or group, the number of Shares subject to options exercisable currently or within 60 days after July 10, 2007 by such person or group.

(4)	Consists of shares controlled by Rao Akella as sole trustee for various trusts created for members of the John N. Kapoor family. Rao Akella is serving as third party trustee administering matters related to the trusts, and John N. Kapoor, Ph.D. has no voting or dispositive control over the Shares held by the trusts. The address of this person is c/o EJ Financial Enterprises, Inc., 225 East Deerpath, Suite 250, Lake Forest, IL 60045. This information was derived solely from a Schedule 13G filed with the Securities and Exchange Commission by such trustee on August 10, 2006.

(5)	The address of FMR Corporation is 82 Devonshire Street, Boston, Massachusetts, 02109. This information was derived from a Schedule 13G/A filed with the Securities and Exchange Commission by such holder to disclose its beneficial ownership of the Company’s common stock as of December 31, 2006.

(6)	Includes: 1,905,213 shares owned by EJ Financial/OCI Management, L.P., of which Pharma Nevada, Inc., a company for which Dr. Kapoor is the sole director and president, is the general partner; 952,381 shares owned by the Kapoor Family Partnership, L.P., of which Dr. Kapoor is the sole general partner; and 447,579 shares owned by the John N. Kapoor Trust dated September 20, 1989, of which Dr. Kapoor is the sole trustee and sole current beneficiary.

(7)	The address of Wellington Management Company, LLP is 75 State Street, Boston, Massachusetts, 02109. This information was derived from a Schedule 13G filed with the Securities and Exchange Commission by such holder to disclose its beneficial ownership of the Company’s common stock as of December 31, 2006.

(8)	The address of Lord, Abbett & Co., LLC is 90 Hudson Street, 11th Floor, Jersey City, New Jersey, 07302. This information was derived from a Schedule 13G filed with the Securities and Exchange Commission by such holder to disclose its beneficial ownership of the Company’s common stock as of December 31, 2006.

(9)	The address of Mellon Financial Corporation is One Mellon Bank Center, 500 Grant Street, Pittsburgh, Pennsylvania, 15258. This information was derived from a Schedule 13G filed with the Securities and Exchange Commission by such holder to disclose its beneficial ownership of the Company’s common stock as of December 31, 2006.

(10)	The address of Fiduciary Management, Inc. is 100 East Wisconsin Avenue, Suite 2200, Milwaukee, Wisconsin, 53202. This information was derived from a Schedule 13G filed with the Securities and Exchange Commission by such holder to disclose its beneficial ownership of the Company’s common stock as of December 31, 2006.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Discussion and Analysis

Compensation Governance

The Compensation and Stock Incentive Plan Committee of our Board of Directors (the “Committee” or “Compensation Committee”) is responsible for guiding and overseeing the formulation and application of the compensation and benefit program for our executive officers. The purposes of the Committee are (i) to discharge the responsibilities of the Board of Directors relating to compensation of the Company’s Chief Executive Officer and other executives, (ii) to produce and annual report on executive compensation for discussion and analysis for inclusion in the Company’s annual proxy statement and (iii) to oversee and advise the Board on the adoption of policies that govern the Company’s compensation programs, including stock incentive plans. The Committee is also responsible for administering the Company’s Amended and Restated Stock Incentive Plan (1997).

General Philosophy

The goal of the Company’s executive compensation policy is to ensure that an appropriate relationship exists between executive pay and the creation of stockholder value. We seek to attract and retain talent and knowledge in the organization, specific to our industry, while rewarding key employees for contributions in the achievement of corporate and individual goals. To achieve this goal, we compensate our senior management through a mix of base salary, cash bonus and equity compensation designed to be competitive with comparable employers and to align management’s incentives with the long-term interests of our stockholders.

For our executive officers, participation in an incentive compensation plan (cash bonus and stock options) is designed to reward company-wide performance, as well as individual contributions. Measurement of company-wide performance is primarily based on the Company’s internal targets and benchmarked against industry performance levels. Accordingly, in years in which performance targets and company performance levels are achieved or exceeded, executive compensation may be higher than in years in which performance is below expectations.

Targeted Overall Compensation

In evaluating actual compensation levels for executive officers, the Committee reviews all elements of the program — salary, bonuses (cash and stock) and stock options — in total rather than any one element in isolation. Base annual salary and bonus are considered the short-term incentive of overall compensation, whereas the awarding of stock options is viewed as a long-term incentive. Severance and Change of Control benefits are not factored into the decision regarding overall compensation plans. The Committee compares these compensation components to those that it establishes as its “peer group” for these purposes. The peer group consists of similar-sized and geographically positioned companies that have business operations in the healthcare industry including home health care infusion and specialty pharmacy operations. Overall compensation of each executive officer is evaluated against that of similarly situated executives in the peer group, considering the overall scope of the executive’s individual and geographic responsibilities. This evaluation is conducted using a software database from the Economic Research Institute, which inputs a variety of surveys, proxy information and other sources outlining the market for various positions (including CEO, CFO, and Chief Legal Counsel) within the industry within specific geographic and revenue parameters. In making compensation determinations for executive officers, the Committee also considers recommendations of the Chief Executive Officer (other than with respect to his own compensation). Individual compensation of our executive officers is comprised of three elements: base salary, cash bonus and stock options.

Base salary.  Base salary provides the opportunity for our executive officers to earn a portion of their compensation without being subject to the risk of Company performance. Base salary for each executive officer is determined by the Committee annually by evaluating the executive’s length of service, as well as his level of position, at the Company. The Committee may change base salary year-to-year as a result of promotions, individual performance, peer group trend changes, competitive conditions and internal considerations such a changes in the executive’s overall responsibility.

In July 2006, as part of an overall review, the position and performance of our President and Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and Senior Vice President, Secretary and General Counsel (“SVP/GC”) was conducted. The position of the CEO was evaluated and compared peers of like companies and an adjustment to his yearly base salary was made from $360,000 to $400,000, effective July 2006. Mr. Rai’s compensation for this period was based on his overall scope of financial and operational responsibilities and his past and anticipated future performance in meeting overall business objectives of the Company, particularly in the areas of executing the short term and long range business strategy. His base salary is below midpoint in comparison to other CEO’s of similarly sized healthcare companies in the peer group.

Our Chief Financial Officer (CFO) is responsible for the overall financial structure of the organization, as well as to assist with raising working capital for the organization. Evaluation of our CFO’s individual accomplishments and responsibilities was conducted in July 2006, resulting in the Committee raising his annual base salary from $250,000 to $275,000, which falls at approximately midpoint in comparison of other peers in like industries. Finally, our Senior Vice President/Chief General Counsel (SVP/GC) is responsible for guiding management in identifying the critical legal issues and identifying the greatest opportunity for minimizing risks and maximizing profits in business transactions and contract negotiations. He was evaluated for his accomplishments and responsibilities in assisting in achieving the organizational goals, resulting in raising his annual base salary from $244,000 to $265,000. Again, his base salary is at or below midpoint in comparison to peers in like industries.

Bonuses.  The Committee believes that a significant portion of each executive officer’s annual compensation should be paid in the form of cash bonuses that are tied to performance objectives set for the Company and the individual. Bonuses are paid as a percentage of base salary and weighted on achievement of Company and individual objectives to drive achievement within each area. Although performance goals are typically the primary consideration in determining bonuses, from time-to-time we have used and will use other goals as well.

When setting the maximum level of bonus compensation available for an executive officer, the Committee considers the level of position at the Company, as well as other competitive information. For 2006, the Committee established maximums and payouts for the named executive officers as follows:

		Final Payout is Based Upon:
	Bonus as a	Company	Individual
	% of Salary	Objectives	Objectives

Named Executive Officer
Rajat Rai	60%	50%	50%
Joe Bonaccorsi	40%	50%	50%
Paul Mastrapa	40%	50%	50%

If the weighted average result relative to Company objectives is less than 75%, the maximum bonus payout an executive can receive is 50% of the target bonus, even if all individual objectives are met.

For 2006, company and individual objectives for our CEO, CFO, SVP/GC included:

1. Secure and implement the Specialty Pharmacy Services Agreement with Blue Cross/Blue Shield of Michigan and the Blue Cross network.

2. Complete the targeted acquisitions, resulting in geographic expansion and market consolidation.

3. Achieve revenue, net income and operating cash flow targets.

4. Achieve an increase in shareholder return.

The compensation committee gave consideration to these achievements in determining executive compensation for 2006. Taking into account the recommendation of the Compensation Committee, the independent directors of our Board of Directors made the final determination regarding bonuses to be paid under the 2006 bonus program in 2007. For 2006 the CEO, CFO and SVP/GC were determined to have achieved 90% of their individual objectives. The bonuses paid to the executives are outlined in the Summary Compensation Table.

For 2007, in evaluating annual bonuses, the Committee will examine earnings per share, sales growth and operating results as well as subjective factors relating to performance of management objectives. The committee recognizes the achievement of these objectives, will lead to the increase in shareholder value. The earnings factors are compared with designated Company performance goals, prior years’ performance and performance of other companies in the industry. Accordingly, the Company believes it is important that its performance be compared to that of overall industry growth metrics in order to demonstrate the impact of management’s objectives and performance.

Stock options.  Where base salaries and cash bonuses typically focus on short-term compensation and performance, stock options and other equity incentives encourage executive officer retention and provide long-term incentives for executives to create shareholder value. Historically, the primary form of equity compensation that we have awarded consists of non-qualified stock options. Long term incentives are considered as part of total compensation and are awarded based upon the level of position within the organization and upon the assumption of the growth of the organization or division within the Company. Stock options may be granted to executive officers on an annual basis, coinciding with their regular annual compensation review, in order to enhance the link between shareholder value creation and executive pay. The exercise price of stock options is set at the Company’s closing stock price on the date of grant. Accordingly, stock options have value only if the stock price appreciates following the date the options are granted.

The 2006 stock option grants to named executive officers have a seven year life expiration with a four year vesting schedule. This approach focuses the executive on the creation of shareholder value over the long term and encourages equity ownership in the Company.

At present there is no specific targeted policy mix between current and long term compensation using stock options as an incentive. From time to time; the Company may elect to utilize the grant of stock options based upon overall Company performance and/or in lieu of cash bonuses.

Compensation Committee Report

The Compensation Committee of the Board of Directors has reviewed and discussed the Compensation Discussion and Analysis for the fiscal year ended December 31, 2006 with the Company’s management. Based on this review and discussions, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company’s 2007 Proxy Statement.

Submitted by the Compensation Committee:

Edward A. Blechschmidt (Chairman)
Leo Henikoff, M.D.
Jerome F. Sheldon

Executive Compensation

The following table presents summary information concerning 2006 compensation awarded or paid to, or earned by, (i) the Company’s President and Chief Executive Officer, (ii) the Company’s Chief Financial Officer and (iii) the other most highly compensated executive officers for the year 2006.

Summary Compensation Table

				Stock	Option	All Other
Name and Principal Position	Year	Salary ($)	Bonus ($)	Awards	Awards	Compensation	Total ($)

Rajat Rai	2006	$380,000	$108,000	$0	$266,481	$14,805	$769,286
President and Chief Executive Officer
Joseph P. Bonaccorsi	2006	$254,500	$45,000	$0	$144,129	$11,756	$455,385
Senior Vice President, Secretary and General Counsel
Paul Mastrapa	2006	$262,500	$50,000	$0	$177,333	$11,916	$501,249
Senior Vice President and Chief Financial Officer
Richard M. Smith,	2006	$153,910	$0	$0	$0	$47,750	$201,660
President and Chief Operating Officer

*	Valuation of Stock Options is determined assuming fully vested options utilizing the Black Scholes calculation. The only form of Stock Awards is stock options, which are included in the above table (Summary Compensation Table).

(1)	Other compensation for Mr. Rai, Mr. Bonaccorsi and Mr. Mastrapa consists of the employer match on the 401K and car allowance. Other compensation for Mr. Smith consists of car allowance through May 31, 2006 and payment for providing consulting services after his transition from the company. See also “Employment Agreements and Severance Benefits” below for a description of our employment agreements with Mr. Rai, Mr. Mastrapa, Mr. Bonaccorsi and Mr. Smith.

The following table sets forth certain information concerning grants of cash and non-cash awards made to each of the executive officers named in the Summary Compensation Table under the Company’s equity and non-equity compensation plans during 2006.

Grants of Plan-Based Awards

								All	All
								Other	Other
								Stock	Option		Grant
								Awards:	Awards:	Exercise	Date Fair
		Estimated Future						Number of	Number of	or Base	Value of
		Payouts Under Non-Equity			Estimated Future			Shares of	Securities	Price of	Stock and
		Incentive Plan Awards			Payouts Under Equity Incentive Plan Awards			Stock or	Underlying	Option	Option
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	Units	Options	Awards	Award
Name	Date	($)	($)	($)	(#)	(#)	(#)	(#)	(#)(1)	($/sh)	($)(2)

Rajat Rai		$0	$0	$0	0	0	0	0	75,000	$11.17	$260,250
Joseph P. Bonaccorsi		$0	$0	$0	0	0	0	0	40,000	$11.17	$138,800
Paul A. Mastrapa		$0	$0	$0	0	0	0	0	50,000	$11.17	$173,500
Richard M. Smith		$0	$0	$0	0	0	0	0	0	$0	$

(1)	Amounts represent stock option grants from our Amended and Restated Stock Incentive Plan (1997) to the executive officers listed in the Summary Compensation Table.

(2)	The value represented is the grant date fair value of the restricted Shares and stock options awarded to the respective Named Executive computed in accordance with FAS 123R.

The following table sets forth certain information about outstanding equity awards held at December 31, 2006 by the executive officers named in the Summary Compensation Table.

Outstanding Equity Awards at Fiscal 2006 Year-End

			Option Awards
			Equity Incentive
			Plan Awards:
	Number of	Number of	Number of
	Securities	Securities	Securities
	Underlying	Underlying	Underlying	Option
	Unexercised	Unexercised	Unexercised	Exercise	Option
	Options (#)	Options (#)	Unearned	Price	Expiration
Name	Exercisable	Unexercisable	Options (#)	($)	Date

Rajat Rai	126,747	0	0	$0.40	10/12/2008
	46,875	0	0	$2.97	1/26/2010
	140,625	0	0	$2.93	7/28/2010
	112,500	0	0	$3.80	3/9/2011
	168,750	0	0	$6.87	5/11/2011
	187,500	0	0	$8.61	8/3/2011
	101,250	0	0	$8.22	6/4/2012
	0	75,000	0	$11.17	6/23/2013
Joseph P. Bonaccorsi	23,438	0	0	$9.03	3/21/2012
	14,062	14,063	0	$5.23	2/28/2013
	9,375	18,750	0	$8.65	5/11/2014
	0	40,000	0	$11.17	6/23/2013
Paul Mastrapa	157,500	0	0	$9.02	3/21/2012
	0	37,500	0	$5.23	2/28/2013
	0	50,000	0	$11.17	6/23/2013
Richard M. Smith	0	0	0	$0.00	0

Vesting for Options is twenty-five percent (25%) per year over a four year schedule.

The following table sets forth certain information concerning stock option exercises and the vesting of restricted stock units during 2006 by the executive officers named in the Summary Compensation Table.

Option Exercises and Stock Vested

	Option Awards
	Number of
	Shares Acquired	Value Realized
	on Exercise	On Exercise
Name	(#)	($)

Rajat Rai	55,786	$747,901
Joseph P. Bonaccorsi	82,812	$509,687
Paul Mastrapa	67,500	$438,906
Richard M. Smith	112,500	$547,785

Employment Agreements and Severance Benefits.

We believe that Option Care should provide severance benefits to certain employees. With respect to senior management, these severance benefits should reflect the fact that it may be difficult for employees to find comparable employment within a short period of time. While it is possible to provide a lump sum salary to an employee and would separate the employee from the Company as soon a practicable, we prefer to reduce the cash flow burden a lump-sum severance payment has on the organization and prefer to pay on a salary continuation basis.

Option Care provides termination related payments for two different termination events: involuntary termination without cause and involuntary termination without cause following a change in control. These agreements are entered into on an individual basis. The Company believes that providing for such income continuity results in greater management stability and minimized costs to address unwanted management turnover.

Mr. Rai signed a two-year Employment Agreement with the Company on May 11, 2004. The term of the agreement automatically renews for successive one year terms beginning on May 11, 2006, unless either the Company or Mr. Rai gives the other written notice at least forty-five days before the renewal date of its or his desire to not renew the agreement. Mr. Rai’s employment agreement entitles him to receive twenty-four months’ severance if his employment is terminated by the Company without cause or by Mr. Rai upon a change in control of the Company or other “good reason” defined blow.

Mr. Bonaccorsi has an Executive Severance Agreement with the Company that entitles Mr. Bonaccorsi to receive twelve months’ severance in the event of any termination by the Company without cause or upon Mr. Bonaccorsi’s election to leave the Company voluntarily upon a change in control of the Company or other “good reason,” defined below.

Mr. Mastrapa has an Executive Severance Agreement with the Company that entitles Mr. Mastrapa to receive twelve months’ severance in the event of any termination by the Company without cause or upon Mr. Mastrapa’s election to leave the Company voluntarily upon a change in control of the Company or other “good reason,” defined below.

In each of the foregoing Employment and Executive Severance Agreements described above, “good reason” is defined as:

i. A change in the principal location at which the executive provides services to the Company, without prior written consent.

ii. Failure of the board to appoint the executive into their role as an Officer of the company, or removal of the executive from their position or as an Officer of the Company.

iii. An adverse change in the executive’s duties, authority or responsibilities of the Company which causes the position with the Company to become of less responsibility or authority than the position provided previously.

iv. The assignment of duties not commensurate or consistent with the position named.

v. A reduction in compensation or other benefits.

vi. A change of control of the Company.

vii. Failure of the Company to obtain the assumption of Employment or Severance Agreement.

Mr. Smith signed a one-year Employment Agreement upon joining the Company on May 9, 2003 as the Company’s President and Chief Operating Officer. Under the terms of this agreement, Mr. Smith received an initial annual salary of $300,000, to be reviewed periodically but not less than annually, plus bonus opportunities. The agreement also specified the immediate grant of 300,000 stock options to Mr. Smith. (The grant was pro forma adjusted to 450,000 options to reflect the 3-for-2 stock split effective March 31, 2005 for stockholders of record on March 17, 2005.) On each anniversary of the date of the agreement, Mr. Smith’s employment agreement automatically renewed for additional one-year terms, unless either the Company or Mr. Smith submits written notice to the other, at least 45 days prior to the anniversary date, of its or his desire to not renew the agreement. Mr. Smith’s employment agreement contained a provision that entitles him to receive twelve months’ severance if terminated by the Company without cause or upon Mr. Smith’s election to leave the Company voluntarily upon a change in control of the Company or other “good reason,” as defined in the agreement. Effective May 31, 2006, Mr. Smith resigned as President and Chief Operating Officer and his employment agreement terminated. Following his resignation, Mr. Smith provided consulting services to the organization for a fee of $45,000.

Severance agreements for our executives provide for the payment of 100% of then-current base salary plus continuation of health insurance and other benefits. Based upon a hypothetical termination date of December 31, 2006, the severance benefits for our CEO, CFO, and SVP/GC would have been as follows:

				Fringe Benefits			Equity			Total
	Salary Continuation			Continuation		Employer	Acceleration on			Cost of
	Duration			Duration		Match	Stock Option	Excise	Out	Termination
	(Months)	Cost	Bonus	(Months)	Cost	on 401K	Grants	Tax	placement	Benefits

Rajat Rai
Death/Disability	0	$0	$0	24	$48,512	$0	$0	$0	$0	$48,512
		Accrued								Accrued
For Cause	0	Obligations	$0	0	$0	$0	$0	$0	$0	Obligations
Without Cause/For Good Reason	24	$800,000	$0	12	$24,256	$0	$0	$0	$10,000	$834,256
Due to Change of Control	24	$800,000	$240,000	12	$24,256	$12,000	$0	$0	$10,000	$1,086,256
Paul Mastrapa
Death/Disability	0	$0	$0	12	$23,135	$0	$0	$0	$0	$23,135
		Accrued								Accrued
For Cause	0	Obligations	$0	0	$0	$0	$0	$0	$0	Obligations
Without Cause/For Good Reason	12	$275,000	$0	12	$23,135	$0	$0	$0	$10,000	$308,135
Due to Change of Control	12	$275,000	$110,000	12	$23,135	$7,950	$338,250	$0	$10,000	$764,335
Joseph Bonaccorsi
Death/Disability	0	$0	$0	12	$17,135	$0	$0	$0	$0	$17,135
		Accrued								Accrued
For Cause	0	Obligations	$0	0	$0	$0	$0	$0	$0	Obligations
Without Cause/For Good Reason	12	$265,000	$0	12	$23,135	$0	$0	$0	$10,000	$298,135
Due to Change of Control	12	$265,000	$106,000	12	$23,135	$8,950	$231,848	$0	$10,000	$644,933

•	Accrued Obligations include the following payments: unused accrued sick time, unused accrued vacation, car allowance due for the pay period and time worked that has not been paid as of the termination date. This information is determined as of the termination date.

•	Bonus payments are made should there be a termination for good reason or change of control.

•	Fringe Benefit Continuation includes: All medical, dental, life, short-term disability, long-term disability, AD&D, monthly car allowance.

•	401(k) is the maximum employer match based upon the current contribution rate of the executive.

On July 1, 2007, our Compensation Committee approved new employment agreements for each of Messrs. Rai, Mastrapa and Bonaccorsi. As of July 13, 2007, none of the aforementioned executives have accepted their respective employment agreement, and no party has entered into such agreement. If any of the executive were to enter into the new employment agreements, then it would supercede the terms of such executive’s current employment agreement or severance agreement. For a discussion of the termination benefits under such proposed employment agreements, please see Item 3 “Arrangements with Current Executive Officers and Directors of the Company — Employment and Severance Arrangements” set forth in the Schedule 14D-9 of which this information statement is a part of.

Perquisites and Other Benefits.

We annually review the perquisites and benefits that senior management receives. We provide benefits programs to executive officers and to other employees. The following table generally identifies such benefit plans and identifies those employees who may be eligible to participate.

	Executive	Certain	Full-Time	Part-Time
Benefit	Officers	Management	Employees	Employees

401(k)	✓	✓	✓	✓
Deferred Compensation Plan	Not Offered	Not Offered	Not Offered	Not Offered
Supplemental Early Retirement Plan	Not Offered	Not Offered	Not Offered	Not Offered
Employee Stock Purchase Plan (15% Reduction)	✓	✓	✓	✓
Medical/Dental/Vision	✓	✓	✓	✓
E-Care Health Screening	✓	✓	✓	Not Offered
Life Insurance up to $500,000	✓	✓	✓	✓
Short Term Disability up to $1,000/Week	Not Offered	✓	✓	✓
Short Term Disability up to $1,500/Week	✓	✓	Not Offered	Not Offered
Long Term Disability up to $10,000/Month	✓	✓	✓	✓
Accidental Death & Dismemberment up to $300,000	✓	✓	✓	✓
Family Medical Leave(2)	Not Offered	✓	✓	Not Offered
Severance Plans/Change in Control	✓	Not Offered	Not Offered	Not Offered
Auto Allowance	✓	✓	Not Offered	Not Offered
Auto Reimbursement for Mileage	✓	✓	✓	✓
Country Club Membership	Not Offered	Not Offered	Not Offered	Not Offered
Voluntary Legal Services	✓	✓	✓	Not Offered
Voluntary Spousal Life Insurance up to $250,000	✓	✓	✓	✓
Voluntary Dependant Life Insurance up to $10,000	✓	✓	✓	✓
Voluntary Employee Whole Life Insurance	✓	✓	✓	✓
Voluntary Spousal Whole Life Insurance	✓	✓	✓	✓
Voluntary Dependant Whole Life Insurance	✓	✓	✓	✓
Voluntary Grandchild Whole Life Insurance	✓	✓	✓	✓
Voluntary Critical Illness	✓	✓	✓	✓
Voluntary Accident Insurance	✓	✓	✓	✓

(1)	A six (6) month lease under the company name may be secured for executives relocating to a given area, allowing for transition to new dwellings. Relocation benefits are reimbursed but are individually negotiated when they occur.

(2)	In consideration of the need for an executive to be present and able to lead the organization, per Family Medical Leave Act exemption, an Executive may be denied 12 weeks of Family Medical Leave Act guarantee.

Compensation of Directors

The following table provides certain information about compensation to directors during 2006 who are not employees.

Director Compensation

					Change in
					Pension Value
				Non-Equity	and Nonqualified
	Fees Earned			Incentive	Deferred
	or Paid in	Stock	Option	Plan	Compensation	All Other
	Cash	Awards	Awards	Compensation	Earnings	Compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)

Kenneth S. Abramowitz	$30,000	$0	$57,000	$0	$0	$0	$87,000
Edward A. Blechschmidt	$30,000	$0	$57,000	$0	$0	$0	$87,000
Leo Henikoff, M.D.	$30,000	$0	$57,000	$0	$0	$0	$87,000
John N. Kapoor, Ph.D.	$100,000	$0	$0	$0	$0	$0	$100,000
Jerome F. Sheldon	$30,000	$0	$57,000	$0	$0	$0	$87,000

In 2006, non-employee directors received $7,500 in compensation for attendance at each regular meeting of the Board of Directors. Directors are also reimbursed for out-of-pocket expenses incurred in connection with attendance at Board of Directors and committee meetings. John Kapoor, in each of the years 2006, 2005, 2004 and 2003, received $100,000 for services rendered as Chairman of the Board.

In 2007, non-employee Directors will receive $50,000 for services rendered, paid in quarterly installments; the Chairman of the Board will receive additional compensation in the amount of $50,000 in the year 2007, paid in quarterly installments; the Chairman of the Audit Committee of the Board will receive additional compensation in the amount of $10,000 in the year 2007, paid in quarterly installments; the Chairman of the Compensation Committee of the Board will receive additional compensation in the amount of $6,000 in the year 2007, paid in quarterly installments. Directors are also reimbursed for out-of-pocket expenses incurred in connection with attendance at Board of Directors and committee meetings.

Further effective 2007, upon election or appointment to the Board of Directors, each non-employee director receives an option to purchase 45,000 shares of the Company’s common stock (“Shares”) at an exercise price equal to the closing market price on the date of grant. Prior to 2007, such formulary grants were available only to independent directors. These options are generally exercisable immediately upon issuance. After the director’s first year of service to the Board, at the beginning of each additional year of service, each non-employee director is granted an option to purchase 15,000 Shares at an exercise price equal to the market price on the date of grant. Each such annual grant generally becomes vested in full on the one-year anniversary of the grant date.

Compensation Committee Interlock and Insider Participation

During 2006, the members of the Compensation Committee of the Board of Directors were Dr. Henikoff, Mr. Sheldon, and Edward Blechschmidt. None of these individuals and none of our executive officers have had a relationship that would constitute an interlocking relationship with executive officers or directors of another entity or insider participation in compensation decisions.

Report of the Audit Committee of the Board of Directors

The Audit Committee has assumed its expanded responsibilities following the passage of the Sarbanes-Oxley Act of 2002. The Audit Committee believes that the procedures it currently has in place are sufficient to establish meaningful, independent oversight of the Company’s financial reporting, the core goal of Sarbanes-Oxley and other reform-oriented corporate governance initiatives. Nevertheless, the Audit Committee will continue to seek ways in which it can further enhance the quality, timeliness and transparency of the Company’s financial disclosures.

The basic responsibilities relating to the Company’s financial statements have not changed. The Audit Committee is not responsible for either preparing or expressing an opinion on the Company’s financial statements. Management is responsible for the preparation of the Company’s financial statements as well as the design, implementation and functioning of the Company’s financial reporting processes, including its system of internal controls. The Company’s auditors are responsible for performing an audit of the books and records of the Company and expressing an opinion as to whether the Company’s annual financial statements have been prepared in conformity with U.S. generally accepted accounting principles and are free of material misstatement, as well as expressing an opinion on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting.

While the basic responsibilities have not changed, changes in the relationships among the parties create a significant increase in the Audit Committee’s ability to oversee and evaluate the performance of both the Company’s management and its independent registered public accounting firm. The most significant change in this regard is the clear articulation of the Audit Committee’s right to control the Company’s relationship with its independent registered public accounting firm. The involvement of the Audit Committee in the process is expected to enhance the process because the members of the Audit Committee are independent (as determined in accordance with applicable standards) of both active participants in the process, the Company and Ernst & Young LLP.

To fulfill its obligations to monitor and oversee the performance of management and the independent registered public accounting firm, the Audit Committee meets with management and the independent registered public accounting firm, both jointly and individually. In meetings with management, the Audit Committee has inquired into the quality, not just the acceptability, of the decisions made by management in preparing the financial statements. An emphasis has been placed on assessing the reasonableness of any material judgments made by management in the preparation of the financial statements, which includes significant estimates and accruals. The Audit Committee has also pressed management on various contingencies, such as regulatory changes, which could have a significant impact on the Company.

The Audit Committee has reviewed the report of management contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed with the Securities and Exchange Commission, as well as Ernst & Young LLP’s Report on Form 10-K related to its audit of (i) the consolidated financial statements and financial statement schedule, (ii) management’s assessment of the effectiveness of internal control over financial reporting and (iii) the effectiveness of internal control over financial reporting. The Audit Committee continues to oversee the Company’s efforts related to its internal control over financial reporting and management’s preparations for the evaluation in fiscal 2006.

The Audit Committee has also met with the independent registered public accounting firm both individually and with management present. At these meetings, the Audit Committee has considered the scope of and procedures for the Company’s annual audit. The Audit Committee also discussed with the independent registered public accounting firm the results of the independent registered public accounting firm’s examination of the Company. During such discussions, the Audit Committee received the independent registered public accounting firm’s evaluation of the Company’s system of internal controls and the overall quality of the Company’s financial reporting. In particular, the Audit Committee has reassessed the Company’s position on applicable critical accounting policies, including obtaining guidance on the probable effects of adopting other potentially acceptable policies. The Audit Committee has also reviewed with the independent registered public accounting firm the quality of decisions made by management in the preparation of the financial statements and such other matters as either the Audit Committee or independent registered public accounting firm deemed necessary or appropriate for both parties to discharge their respective duties, which included a discussion of the matters identified in Statement of Accounting Standards 61 and PCAOB Auditing Standard No. 2 regarding the assessment of internal control over financial reporting. The Audit Committee obtained from the independent registered public accounting firm a formal written statement describing all relationships between the auditors and the Company that might bear on the auditors’ independence consistent with the Independence Standards Board Standard No. 1, “Independence Discussions with Audit Committees,” discussed with the auditors any relationships that may impact their objectivity and independence and satisfied itself as to the auditors’ independence.

The Audit Committee reviewed and discussed the audited financial statements of the Company as of and for the fiscal year ended December 31, 2006 with management and the independent registered public accounting firm. Based on this review and discussions with management and the independent registered public accounting firm and the report of the independent registered public accounting firm, the Audit Committee recommended to the Board that the Company’s audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2006, for filing with the Securities and Exchange Commission. The Audit Committee also has selected and recommended to the stockholders for ratification the reappointment of Ernst & Young LLP as the independent registered public accounting firm to audit the consolidated financial statements of the Company for 2007.

THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

KENNETH S. ABRAMOWITZ	JEROME F. SHELDON	LEO HENIKOFF

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires that the Company’s officers and directors, and persons who own more than ten percent of the Company’s outstanding stock, file reports of ownership and changes in ownership with the Securities and Exchange Commission. To the knowledge of the Company, all Section 16(a) reports required to be filed its officers, directors and greater than ten percent beneficial owners were timely filed during the year ended December 31, 2006.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions

The Company’s Board of Directors, having responsibility for the Company’s overall affairs and dealings abides by a policy that the Audit Committee reviews related party transactions involving executive officers directors or director nominees. The related party transaction may be entered into or continued if the Board of Directors determines that the related party transaction in question is in, or is not inconsistent with, the best interests of the Company and its stockholders. Related parties include executive officers, directors, director nominees, beneficial owners of more than 5% of the Company’s voting securities, immediate family members of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed and in which such person has 5% or greater beneficial ownership interest.

We engage in transactions with EJ Financial Enterprises, Inc., a company controlled by the Chairman of our Board of Directors. For the year ended December 31, 2006, we paid a fee of$175,000 for strategic consulting services.

We have obtained legal services from a firm for which the spouse of our Senior Vice President, Secretary and General Counsel is serving as a partner. Additionally, such person was the Company’s Assistant General Counsel between 2000 and 2001. During 2006, we paid fees for legal services from such firm totaling approximately $800,000. During 2007, legal fees and expenses paid or proposed to be paid to such firm through July 15, 2007, including representation in connection with the negotiation of the Merger Agreement and fulfilling our obligations thereunder, are approximately $1.3 million.

We provide management services to our joint venture in Portland, Oregon in accordance with a management agreement executed as of October 1, 2005. This management agreement is a renewable, three-year agreement and is terminable only with the majority consent of the members of the joint venture, of which we own a 50% financial and voting interest. We also provide management services to our joint venture investment in Columbus, Ohio in accordance with a management agreement executed as of November 1, 2005. This management agreement is a renewable, ten-year agreement and is terminable only with the majority consent of the members of the joint venture, of which we own a 50% financial and voting interest. The management services provided in both of these agreements includes such services as legal and accounting in addition to day-to-day managerial support of the ongoing operations of the businesses. See also Note 5, Investments in Joint Ventures, in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

We entered into a $1.0 million revolving note agreement with the Columbus, Ohio joint venture on November 1, 2005. The note bears interest at 9.25% and is due and payable on October 31, 2008. The principal balance due under this note was $1.0 million as of December 31, 2006 and $100,000 as of December 31, 2005. The Columbus, Ohio joint venture also owes us $800,000 over and above the $1.0 million note balance, representing additional working capital advances that we have made to them. To address this issue, the promissory note is in the process of being amended to increase the maximum loan balance.

As of December 31, 2006 and 2005, we had additional amounts due from our joint ventures of approximately $200,000, and $1.0 million, respectively. These receivables were included in “Other current assets” on our Consolidated Balance Sheets as of those dates. This balance primarily relates to certain specialty drugs purchased by Option Care on behalf of the joint ventures.

Independent Directors

A director is considered independent if the Board makes an affirmative determination after a review of all the relevant information that the director has no material relationship with the Company. In determining independence, the Board considers whether a director or nominee or immediate family member, has had any material interest, or proposes to have in the future, in any transactions or series of similar transactions (including employment relationships), which exceeds $100,000 and to which the Company or any subsidiary was or is to be a party. The Board of Directors has determined that each of our directors other than Dr. Kapoor and Mr. Rai qualify as “independent” in accordance with the listing standards of The Nasdaq Stock Market. Dr. Kapoor is not considered independent because of the Company’s relationship with EJ Financial Enterprises, Inc., of which Dr. Kapoor is the sole owner, and from which we purchase strategic consulting services. Mr. Rai is not considered independent because he is an officer of the Company.